Exhibit 99.3
Shanda Games Establishes Joint Venture with China Network Television
Shanghai, China—September 9, 2010—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, and China Network Television (“CNTV”), a national online broadcaster, today announced a strategic partnership to form a joint venture company (“the Joint Venture”) to establish an online game video channel, as well as to engage in other related businesses such as online game operation.
CNTV is a global, multi-lingual and multi-terminal online broadcasting platform that offers interactive audiovisual services to users. The Joint Venture will operate a new, interactive game media platform that will leverage the superior capabilities of CNTV and Shanda Games, such as an integrated media platform, multiple marketing channels, technology and game operating expertise. Additionally, the Joint Venture will develop and offer innovative game products through CNTV’s full-featured media channels, which integrate both traditional and new media, and enhance online game user experience.
Mr. Wen-bin Wang, General Manager of China Network Television, said, “This Joint Venture advances CNTV’s development strategy by leveraging Shanda Games’ superior online game operation capabilities and deep understanding of the market in a way that will strengthen the competitiveness of both companies.”
Mr. Alan Tan, Chairman and CEO of Shanda Games, commented, “We believe that online video is becoming an important channel for all game users to gather information and experience game content. Shanda Games strives to remain at the forefront of innovation as it shapes the industry’s future. I believe that the Joint Venture will create more possibilities for industry partnerships and will bring new ideas and creativity to the China online game industry’s future development. We believe that this partnership can be a model for strategic cooperation within the industry, and we will make a determined effort to maximize the value of the Joint Venture to make that model a reality.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the ability of the Joint Venture to establish an interactive game media platform, to offer innovative online game products and to enhance online game ecosystems and the effectiveness of online video to promote the Company’s online game content, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company does not recognize the expected benefits or synergies from the Joint Venture as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
About China Network Television
China Network Television (CNTV) provides users with a global, multilingual and multi-terminal public webcast service platform. It offers interactive audiovisual services, integrating features of internet-based operations with those of traditional television programming. CNTV has committed itself to providing audiences worldwide with user-friendly, highly-efficient, “full-featured” webcast services. These include live video, VOD, file upload, search and videocast services that will make CNTV into a popular online video platform for public information and entertainment. CNTV was officially launched on December 28, 2009. For more information, please visit http://english.cntv.cn/01/index.shtml.
Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com